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Erika Vikor, 913-312-0790

Erika.vikor@parnell.com

Parnell Acquires License for Intellectual Property and Rights to Develop Compounds for Bone and Dermal Regeneration

Company inks deal with CIMTECH Pty Ltd to develop new products for veterinary medicine

Overland Park, Kans. / (July 22, 2014) — Parnell Pharmaceuticals Holdings Ltd announces the successful licensing of two compounds that will be added to Parnell’s already extensive pipeline through a license agreement with Australian-based CIMTECH Pty Ltd, a biotechnology company. The compounds now known as PAR 121 and PAR 122 have shown promise in bone regeneration and dermal regeneration, respectively. Parnell has received a license to develop the compounds for the veterinary market with the potential to also seek human drug approvals.

“We are excited to have completed this deal with CIMTECH which we feel supports our proposition that we can quickly and efficiently develop veterinary drugs due to our demonstrated competencies across the entire pharmaceutical value chain,” says Robert Joseph, President and CEO. “This deal is consistent with our vision to discover, develop and deliver the best animal health solutions, and we look forward to many more licensing deals in the future.”

Prior to licensing the compounds to Parnell, CIMTECH had undertaken pre-clinical studies for PAR121 that demonstrated a rapid formation of bone matrix in a rabbit ulna critical defect model. Compared to control subjects that did not heal, PAR121-treated subjects achieved new bone in-growth in just one week, and in bone grafting achieved new bone growth and remodeling in 6 weeks that would typically take 12 weeks. If Parnell is successful in developing PAR121 into a marketable drug, the financial implications could be significant; in the USA each year, over $1.5 billion is spent on canine knee surgeries alone. The ability to utilize a product that rapidly improves the speed of bone healing could be very significant.

Pre-clinical studies into PAR122 showed similarly impressive outcomes with a rapid and significant thickening of the epidermis in treated subjects and an improvement in acute wound healing. A drug developed with the PAR122 compound could be used to rapidly repair skin and therefore may be useful in treating conditions such as atopic dermatitis, a very common condition in dogs, typically caused by flea allergy.

CEO & President Robert Joseph said that if successfully developed, both compounds may become blockbuster products given there is nothing else like them in the veterinary market. They could also potentially be developed for human use.

The licenses is perpetual and exclusive and provides Parnell worldwide rights to market any resulting veterinary and/or human drugs as well as a right to sub-license to third parties. In order to retain the licence Parnell must continue to undertake development of the compounds each year and will bear all costs of; drug development, intellectual property, drug approvals and commercialization. Parnell will pay $100,000 as an upfront payment to CIMTECH and up to a further $1.9 million in milestone payments plus a single digit royalty on all Net Revenues received by Parnell from all drug sales (veterinary and human).

About Parnell

Parnell (NASDAQ: PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM and mySYNCH. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving customers’ operational efficiency and profitability. Parnell believes its value-added solutions help establish them as a business partner with customers rather than only as a commodity provider, differentiating them from competitors.

For more information on the Company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “develops,” “believes,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell’s research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell’s Form F-1 Registration Statement effective June 18, 2014. In light of these assumptions, risks, and uncertainties, the results and events discussed in the forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

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